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                               September 14, 2023

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Block A, Building No. 16
       Yonyou Software Park, No. 68 Beiqing Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 21,
2023
                                                            File No. 333-273166

       Dear Houqi Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed August 21,
2023

       Capitalization, page 89

   1. Please disclose in the table the number of shares for each of the Class A and Class B shares outstanding for
each column presented. State the source of any incremental
                                                        number of shares (i.e.,
newly issued, converted, exchanged, etc.).
   2. Note (1) to the table appears to refer to additional issuance of shares to occur. Please ensure the table
clearly reflects all share and monetary amounts associated with these issuances.
Additionally, ensure the table reflects the effects of all share issuances, warrant issuances and
exercises, and equity investments, occurring subsequent to March 31, 2023
 Houqi Zhang
FirstName  LastNameHouqi    Zhang Ltd.
Autozi Internet Technology (Global)
Comapany 14,
September  NameAutozi
               2023     Internet Technology (Global) Ltd.
September
Page 2     14, 2023 Page 2
FirstName LastName
         disclosed in the filing (e.g., page 211, F-70, II-1 to 3) so investors may fully understand your equity structure existing as of the date of the offering. If useful, consider adding another column to reflect the activity subsequent to March 31, 2023.
3. It appears footnote (2) to the table is the first instance discussed regarding the automatic conversion of all of the redeemable principal interests. Please provide more details about this conversion, including terms of the conversion and any consideration and/or rights given to the redeemable principal interest holders in the conversion. Dilution, page 91

4. Please disclose how the 53,740,600 pro forma as adjusted number of ordinary shares shown on page 92 is determined
General

5. We note the changes you made to your disclosure including on the cover page and in the summary and risk factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7,
         2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules,
the term    control
         (including the terms    controlling,       controlled by,    and
under common control with   ) as
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice.
         We do not believe that your revised disclosures and removal of references to the PRC
         government   s control, influence and interference, as well as
uncertainties with respect to
         the PRC legal system, convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023.
6. We note your disclosure that you "have been in the process of filing with the CSRC in connection with this offering and our listing on the Nasdaq Global Market." Please revise to disclose the current status of your filing and review with the CSRC.
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
September 14, 2023
Page 3

       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                        Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
September 14, 2023 Page 3
cc:       Yang Ge, Esq.
FirstName LastName